Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 8 February, 2023.

The amendment is to correct ‘4. Estimated Amount to be Cancelled’, ‘5. Scheduled Period of Acquisition of Treasury Shares for Cancellation’ and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on 24 March, 2023. All other information in the announcement dated 8 February, 2023 remain unchanged.

4. Estimated Amount to be Cancelled		KRW 136,646,946,950

5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	February 9, 2023 March 24, 2023
To
7. Scheduled Date of Cancellation		March 28, 2023